UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*





                        Endurance Specialty Holdings Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Ordinary Shares, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G30397106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Michael C. Neus
                                   Perry Corp.
                          767 Fifth Avenue, 19th Floor
                               New York, NY 10153
                                 (212) 583-4000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 22, 2010
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box  [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G30397106                   13D

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Perry Corp.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]  (b)  [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        TEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                7,151,146
                        --------------------------------------------------------
      NUMBER OF
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY               None
       OWNED BY         --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 7,151,146
        PERSON          --------------------------------------------------------
         WITH           10      SHARED DISPOSITIVE POWER
                                None
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,151,146
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IA, CO
--------------------------------------------------------------------------------

CUSIP No. G30397106                   13D

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Richard C. Perry
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]  (b)  [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        TEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                7,151,146 (all shares beneficially owned by
                                Perry Corp.)
                        --------------------------------------------------------
      NUMBER OF         8       SHARED VOTING POWER
        SHARES                  None
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         9       SOLE DISPOSITIVE POWER
         EACH                   7,151,146 (all shares beneficially owned by
      REPORTING                 Perry Corp.)
        PERSON          --------------------------------------------------------
         WITH           10      SHARED DISPOSITIVE POWER
                                None
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,151,146
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN, HC
--------------------------------------------------------------------------------

     This Amendment No. 2 amends and supplements the statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission ("SEC") on May 13, 2005 and amended by Amendment No. 1 on August 12, 2005 by Perry Corp. and Richard C. Perry (together, the "Reporting Persons") with respect to the Ordinary Shares, par value $1.00 per share (the "Shares"), of Endurance Specialty Holdings Ltd., a company domiciled in Bermuda (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the
Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

     Items 2, 3, 4, 5, 6 and 7 are hereby amended and supplemented as follows:

ITEM 2.       IDENTITY AND BACKGROUND.

               This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a registered investment adviser that provides asset management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. The address of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

               The  names,   citizenship,   business   addresses  and  principal
occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Schedule A, which is incorporated herein by reference.

               Except as set forth below, during the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               On July 21, 2009, Perry Corp. settled an administrative proceeding brought by the SEC pursuant to which, while neither admitting nor denying the charges, Perry Corp. agreed to the entry of a cease and desist order requiring future compliance with Section 13(d) under the Securities Exchange Act of 1934 and Rule 13d-1 thereunder, a censure and payment of a $150,000 penalty. The order resolves the SEC's inquiry into Perry Corp.'s acquisition of shares of Mylan Corporation in 2004. Additional information regarding the terms of the settlement can be found in SEC Release No. 34-60351, dated July 21, 2009.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The Shares were acquired by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser. The source of funds for the purchase transactions was the working capital of such investment funds. The total purchase price for all Shares held by private investment funds managed by Perry Corp. is $189,501,403.96.

ITEM 4.       PURPOSE OF TRANSACTION.

               On February 18, 2010, the Issuer announced that its board of directors appointed David Cash as Chief Executive Officer, effective March 1, 2010, to replace Kenneth J. LeStrange. The Issuer has also appointed William M. Jewett as President of the Issuer. Mr. Cash is currently the Issuer's Chief Underwriting Officer and has been with the Issuer since December 2001. Mr. Jewett is currently President and Chief Executive Officer of Worldwide Reinsurance and has been with the Issuer since December 2002. The Reporting Persons believe Mr. Cash and Mr. Jewett are capable industry executives. Mr. LeStrange will remain on the board and has been appointed non-executive
Chairman. The Issuer also announced that Messrs. Cash and Jewett will be nominated for election to the Issuer's board of directors in May of 2010.

               Funds managed by the Reporting Persons have been a shareholder of the Issuer since its founding in 2001 and are currently the Issuer's largest shareholder, owning over 12% of the Issuer's Shares. Richard Perry has also been a member of the Issuer's board of directors since the Issuer's founding. The Reporting Persons expect consolidation in the Bermuda market reinsurance industry to accelerate in the near-term. Many market participants are trading below book value per share and are heavily concentrated on similar lines of business. These factors together with recovery in financial markets are likely to support a trend of industry consolidation or a return of excess capital. The Reporting Persons therefore believe the Issuer should undertake an evaluation of its strategic alternatives and pursue a possible merger or other strategic transaction in order to create a stronger company with a defined growth strategy and best in class lines of business. The Reporting Persons are concerned that the Issuer's announced leadership changes will not position the Issuer to capitalize on industry consolidation opportunities and thereby improve shareholder value. The Reporting Persons believe the election of the former CEO to the position of non-executive Chairman is not in the best interest of the Issuer and is not in accordance with best corporate governance practices.

               The Reporting Persons are considering their alternatives with respect to their investment in the Issuer and possible means to improve shareholder value. The Reporting Persons are considering various strategies to increase the value of the Reporting Persons' investment in the Issuer. The Reporting Persons intend to contact and discuss with other shareholders of the Issuer their respective views regarding their investment in the Issuer, the Issuer's prospects and possible strategies to improve shareholder value. Specifically, the Reporting Persons intend to discuss with other shareholders the possibility of urging the Issuer to pursue a merger or other strategic transaction. The Reporting Persons may also discuss with other shareholders the possibility of a proxy solicitation to seek shareholder approval of proposals the Reporting Persons may make and/or elect directors to the Issuer's board of directors. Although the Reporting Persons are actively exploring their options with respect to the Issuer, there can be no assurance that the Reporting Persons will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plan or proposal with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons.

               The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, the Issuer's response to the actions suggested by the Reporting Persons, price levels of the Shares, conditions in the securities and credit markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including (i) the purchase of additional Shares in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Shares now owned or hereafter acquired by the Reporting Persons, in the open market, in privately negotiated transactions or otherwise. The Reporting Persons reserve the right, at any time, to change their plans or intentions and to take or refrain from taking any and all of the above actions or any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in the Schedule 13D as amended or supplemented, or such as would occur in connection with any of the proposals discussed in the Schedule 13D as amended or supplemented.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

               (a)-(b) Perry Corp. may be deemed the indirect beneficial owner of 7,151,146 Shares (including (i) 2,686 restricted Shares granted pursuant to the terms of the Issuer's 2007 Equity Incentive Plan that vest on May 14, 2010 and (ii) options to purchase 10,000 Shares previously disclosed by the Reporting Persons), which constitutes approximately 12.6% of the Issuer's outstanding Shares, based upon 56,595,795 Shares outstanding as of November 4, 2009 (plus the 10,000 Shares issuable upon exercise of the options held by the Reporting Persons). Perry Corp. has sole power to vote and sole power to dispose of the 7,151,146 Shares. By virtue of his position as President and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Shares. The Issuer's Bye-Laws generally provide that any shareholder owning, directly, indirectly or, in the case of U.S. persons, by attribution, more than 9.5% of the Issuer's Shares will have the voting rights attached to such Shares reduced so that it may not exercise more than 9.5% of the total voting rights.

               (c) None.

               (d) The limited partners of (or investors in) each of the private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

               (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               As a director of the Issuer, Richard C. Perry participates in the Issuer's 2007 Equity Incentive Plan and may participate in any other equity incentive plan that the Issuer makes available to its directors. To the best knowledge of the Reporting Persons, except as set forth in the immediately preceding sentence, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A --      Agreement between Perry Corp. and Richard C. Perry to
                        file this statement jointly on behalf of each of them.

      Exhibit B --      Power of Attorney, dated as of June 21, 2005, granted
                        by Richard Perry in favor of Paul Leff and Michael Neus.

      Schedule A --     Executive Officers and Directors of Perry Corp.
                        (other than Richard C. Perry).

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  PERRY CORP.
Dated:   February 22, 2010
         New York, New York
                                  By: Richard C. Perry
                                      President



                                      By: /s/ Michael C. Neus
                                          --------------------------------------
                                          Michael C. Neus
                                          Attorney-in-Fact for Richard C. Perry
Dated:   February 22, 2010
         New York, New York
                                  By: Richard C. Perry



                                      By: /s/ Michael C. Neus
                                          --------------------------------------
                                          Michael C. Neus
                                          Attorney-in-Fact for Richard C. Perry

                                                                       EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D


               The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Endurance Specialty Holdings Ltd., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


                                  PERRY CORP.
Dated:   August 12, 2005
         New York, New York
                                  By: Richard C. Perry
                                      President



                                      By: /s/ Michael C. Neus
                                          --------------------------------------
                                          Michael C. Neus
                                          Attorney-in-Fact for Richard C. Perry
Dated:   August 12, 2005
         New York, New York
                                  By: Richard C. Perry



                                      By: /s/ Michael C. Neus
                                          --------------------------------------
                                          Michael C. Neus
                                          Attorney-in-Fact for Richard C. Perry

                                                                       EXHIBIT B

                                POWER OF ATTORNEY


               KNOW ALL MEN BY THESE  PRESENT,  that I,  RICHARD  Perry,  hereby make, constitute and appoint each of PAUL LEFF and MICHAEL NEUS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an officer of, shareholder of or in other capacities with Perry Corp. ("Perry") and each of its affiliates or entities advised by me or Perry, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or
Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

               All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

               This power of attorney shall be valid from the date hereof until revoked by me.

               IN WITNESS WHEREOF, I have executed this instrument as of the 21st day of June 2005.


                                                /s/  Richard Perry
                                                --------------------------------
                                                Richard Perry

                                                                      SCHEDULE A


         Executive Officers of Perry Corp. (other than Richard C. Perry)

Name                                                       Title                                 Citizenship
--------------------------   --------------------------------------------------------------  ------------------
Randall Borkenstein            Managing Director, Chief Financial Officer and Treasurer             USA
Michael C. Neus                    Managing Director, General Counsel and Secretary                 USA
George R. Brokaw                                   Managing Director                                USA
Paul Leff                           Managing Director and Chief Investment Officer                  USA
Alp Ercil                                          Managing Director                                USA
Andy Isikoff                                       Managing Director                                USA
Chetan Kapoor                                      Managing Director                                USA
Dave Russekoff                                     Managing Director                                USA
Adam Stanislavsky                                  Managing Director                                USA
Emma Warson                                        Managing Director                                UK

Each of the persons listed above is a citizen of the United States of America, except for Emma Warson, who is a citizen of the United Kingdom. The business address for each of the persons listed above is: c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New York, NY 10153.